SEC 1746 (11-02)     Page 1 of 9

UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549	OMB APPROVAL OMB Number: 3235-0145 Expires: February 28, 2009 Estimated average burden hours per response 14.5

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 8)

Mace Security International, Inc.

(Name of Issuer)

Common Stock

(Title of Class of Securities)

554335208

(CUSIP Number)

Andrew E. Shapiro Lawndale Capital Management, LLC 591 Redwood Highway, Suite 2345 Mill Valley, CA 94941 415-389-8258	Christopher J. Rupright, Esq. Shartsis Friese LLP One Maritime Plaza, 18th Floor San Francisco, CA 94111 415-421-6500

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

November 24, 2009

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of sections 240.13d-1(e), 240.13d-1(f) or 140.13d-1(g), check the following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See section 240.13d-7 for other parties to whom copies are to be sent.
* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.
The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

SEC 1746 (11-02)     Page 1 of 9

C USIP No. 554335208

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Lawndale Capital Management, LLC

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     XX
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,638,382
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,638,382

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,638,382

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     10.2%

14.     Type of Reporting Person (See Instructions)

OO, IA

C USIP No. 554335208

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Andrew E. Shapiro

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     XX
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      AF

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      United States

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,638,382
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,638,382

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,638,382

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     10.2%

14.     Type of Reporting Person (See Instructions)

IN

C USIP No. 554335208

1.     Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only).

Diamond A Partners, L.P.

2.     Check the Appropriate Box if a Member of a Group (See Instructions)
(a)     ______
(b)     ______

3.     SEC Use Only

4.     Source of Funds (See Instructions)      WC

5.     Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ____

6.     Citizenship or Place of Organization      California

Number of Shares Beneficially Owned by Each Reporting Person With	7. Sole Voting Power -0-
8. Shared Voting Power 1,415,110
9. Sole Dispositive Power -0-
10. Shared Dispositive Power 1,415,110

11.     Aggregate Amount Beneficially Owned by Each Reporting Person     1,415,110

12.     Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See
Instructions)     ______

13.     Percent of Class Represented by Amount in Row (11)     8.8%

14.     Type of Reporting Person (See Instructions)

PN

C USIP No. 554335208

Item 1.     Security and Issuer

This statement relates to shares of Common Stock (the "Stock") of Mace Security International, Inc. (the "Issuer"). The principal executive office of the Issuer is located at 240 Gibraltar Road, Suite 220, Horsham, Pennsylvania 19044.

Item 2. Identity and Background

The persons filing this statement and the persons enumerated in Instruction C of Schedule 13D and, where applicable, their respective places of organization, general partners, directors, executive officers and controlling persons, and the information regarding them, are as follows:

(a)     Lawndale Capital Management, LLC ("Lawndale" or "LCM");
Andrew E. Shapiro ("Shapiro"); Diamond A Partners, L.P. ("DAP")
(collectively, the "Filers").

DAP is filing this statement jointly with the other Filers, but not as a member of a group and expressly disclaims membership in a group. Lawndale and Shapiro disclaim beneficial ownership of the Stock except to the extent of their respective pecuniary interests therein.

(b)     The business address of the Filers is
591 Redwood Highway, Suite 2345, Mill Valley, CA 94941.

(c)     Present principal occupation or employment of the Filers and the name, principal business and address of any corporation or other organization in which such employment is conducted:
LCM is the investment adviser to and the general partner of DAP, which is an investment limited partnership. Shapiro is the sole manager of LCM.

(d)     During the last five years, none of the Filers has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

(e)     During the last five years, none of the Filers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)     Shapiro is a citizen of the United States of America.

C USIP No. 554335208

Item 3.     Source and Amount of Funds or Other Consideration

The source and amount of funds used in purchasing the Stock were as follows:

Purchaser	Source of Funds	Amount
LCM	Funds under Management (1)	$3,946,874.90
DAP	Working Capital	$3,421,602.78

(1) Includes funds of DAP invested in Stock.

Item 4.     Purpose of Transaction

As disclosed in its prior filings of Schedule 13D, the Filers ("Lawndale") launched a proxy contest in 2007, the settlement of which resulted in a substantial recomposition of the Board of Mace Security International ("Mace" or the "Company") and several corporate governance enhancements. Lawndale is pleased with the effect these changes have had on the corporate governance of Mace, in particular in the increased independence and qualifications of Mace's directors that contributed to the Board's 2008 decision to terminate Louis Paolino, Jr. as Mace's Chairman and CEO and pursue an operational turnaround.
On November 24, 2009, Lawndale sent Mace a letter (a copy of which is attached as Exhibit B hereto, and incorporated by reference in this filing) informing Mace's Board of Lawndale's intent to vote against the reelection of the one director remaining from the period when former Chairman and CEO, Louis Paolino, Jr., ran the Company. Lawndale believes that a board as small as Mace's cannot afford even a minority of influence from this past era.
Specifically, for reasons set forth in its November 24th letter, Lawndale will vote its proxies representing an aggregate of 1,638,382 shares, equal to 10.2% of eligible shares, "FOR ALL EXCEPT" for Mark Alsentzer on Proposal 1, Election of Directors at Mace's Annual Meeting on December 15, 2009.
Lawndale has been and may continue to be in contact with Mace management, members of Mace's Board of Directors, other significant shareholders and others regarding alternatives that MACE could employ to maximize shareholder value.
Lawndale believes the public market value of Mace, currently trading well below Mace's tangible book value, is undervalued by not adequately reflecting the value of Mace's brand, other assets and business divisions. Lawndale acquired the Stock solely for investment purposes, and Lawndale may from time to time buy or sell the Stock at its discretion.
Lawndale incorporates by reference its activities and discussions disclosed in its prior Schedules 13D to the extent not inconsistent with the discussion herein.

Item 5.     Interest in Securities of the Issuer

The beneficial ownership of the Stock by each Filer at the date hereof is reflected on that Filer's cover page.

The Filers have effected no transactions in the Stock in the past 60 days.

C USIP No. 554335208

Item 6.     Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer

LCM is the general partner of its clients pursuant to limited partnership agreements providing to LCM the authority, among other things, to invest the funds of such clients in Stock, to vote and dispose of Stock and to file this statement on behalf of such clients. Pursuant to such limited partnership agreements, the general partner of such clients is entitled to allocations based on assets under management and realized and unrealized gains.

Item 7.     Material to Be Filed as Exhibits

Exhibit A: Agreement Regarding Joint Filing of Statement on Schedule 13D or 13G.

Exhibit B: Letter dated November 24, 2009, from Lawndale Capital Management, LLC to the Board of Directors of Mace Security International, Inc.

SIGNATURES

After reasonable inquiry and to the best of my knowledge, I certify that the information set forth in this statement is true, complete and correct.

Dated:     November 25, 2009

Lawndale Capital Management, LLC By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT A

AGREEMENT REGARDING JOINT FILING
OF STATEMENT ON SCHEDULE 13D OR 13G

The undersigned agree to file jointly with the Securities and Exchange Commission (the "SEC") any and all statements on Schedule 13D or Schedule 13G (and any amendments or supplements thereto) required under section 13(d) of the Securities Exchange Act of 1934, as amended, in connection with purchases by the undersigned of the common stock of Mace Security International, Inc. For that purpose, the undersigned hereby constitute and appoint Lawndale Capital Management, LLC as their true and lawful agent and attorney-in-fact, with full power and authority for and on behalf of the undersigned to prepare or cause to be prepared, sign, file with the SEC and furnish to any other person all certificates, instruments, agreements and documents necessary to comply with section 13(d) and section 16(a) of the Securities Exchange Act of 1934, as amended, in connection with said purchases, and to do and perform every act necessary and proper to be done incident to the exercise of the foregoing power, as fully as the undersigned might or could do if personally present.

Dated:     July 26, 2006

Lawndale Capital Management, LLC

By: Andrew E. Shapiro, Manager	Diamond A Partners, L.P. By: Lawndale Capital Management, LLC General Partner By: Andrew E. Shapiro, Manager
Andrew E. Shapiro

EXHIBIT B

Andrew Shapiro
President

November 24, 2009

Lawndale to Vote Withhold on Mace Director Mark Alsentzer

To the Board Members of Mace Security International:

As you know, Lawndale Capital Management, LLC, through the funds it manages, is the largest shareowner of Mace Security International ("Mace" or the "Company"). Beginning in 2006, we publicly communicated serious concerns regarding several corporate governance issues. This included excessive and unreasonable compensation provided to Mace's then Chairman and CEO, Louis Paolino Jr. despite a litany of remarkable debacles that illustrated a lack of oversight by the Paolino Board ("legacy directors"). These legacy directors appeared to have further rubber-stamped several egregious compensation contracts and multiple overpriced acquisitions, including the misguided purchase of Mace's digital media business, Linkstar.

At the end of 2007, we led a proxy fight that facilitated the replacement of several of these legacy directors. Today, however, one last director from the Lou Paolino era, Mark Alsentzer, still remains on Mace's board. Mace is about to hold its next Annual Meeting on December 15th, 2009 where it will elect directors for the coming year. We note with dismay that Mr. Alsentzer is again on the slate of director nominees for reelection. This is despite over 32% of all shares (and likely a majority of shares when excluding broker non-votes) voting to "withhold" on Mr. Alsentzer at last year's Annual Meeting.

We note Mr. Alsentzer had extensive past dealings with Mr. Paolino, inside and out of Mace, and, in our opinion, as part of the legacy Paolino Board, blindly or complicity approved multiple excessive employment contracts, overpriced acquisitions and related party transactions. The large withhold vote last year should have clearly illustrated that Mr. Alsentzer's continued Board role with Mace hinders investor's need for Mace to move away from the Paolino past. We feel a board as small as Mace's cannot afford even a minority of influence from this past.

Therefore, after considerable thought and review, Lawndale will vote against reelecting Mr. Alsentzer as director by voting its 1,638,382 shares, equal to 10.2% of eligible shares, "FOR ALL EXCEPT" for Mark Alsentzer on Proposal 1, Election of Directors at Mace's Annual Meeting on December 15, 2009.

Thank you for your prompt consideration of the matters outlined in this communication. We look forward to working with you to improve shareowner value in Mace.

Sincerely,

Andrew Shapiro

President